Mail Stop 4561

May 11, 2009

Victoria E. Silbey, Esq.
General Counsel
SunGard Data Systems Inc.
680 East Swedesford Road
Wayne, PA 19087

> **Re:** **SunGard Data Systems Inc.**
> **Registration Statement on Form S-1**
> **Filed on April 20, 2009**
> **File No. 333-158657**

Dear Ms. Silbey:

We have limited our review of the above-referenced filing to those issues addressed in our comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. It appears that you are registering market-making transactions in a class of notes—10 $^5/_8$% Senior Notes due 2015—which you have not yet issued. Please provide us with your analysis as to your ability to offer these notes on a delayed basis under Rule 415.

2. We note from disclosure on pages 3, 60 and 64 that one of your geographic regions is Africa and the Middle East. We note also that a pull-down menu on your website allows nationals of countries including Cuba, Iran, Sudan and Syria to receive information from you, participate in training courses and receive your newsletter. Cuba; Iran and Syria, located in the Middle East; and Sudan, located in Africa, are

identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form S-1 does not include disclosure regarding contacts with, Cuba, Iran, Syria and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Syria or Sudan, if any, whether through affiliates, distributors, or other direct or indirect arrangements. Your response should describe any products and services you have provided to those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

3.   We also note a 2005 news article in which the CEO of System Access Limited stated that it has customers in Sudan. We also note a 2008 news article on Islamic banking that discusses the fact that some Iranian banks may have used System Access's products. Please tell us whether System Access sells or sold products in Sudan or Iran, and whether any such sales continued after your acquisition of them in 2006.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. Your responsive amendments should also include marked copies of the amended filings that conform with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    You may contact Matthew Crispino, Staff Attorney, at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

                Sincerely,

                Barbara C. Jacobs
                Assistant Director

cc: Via Facsimile: (212) 455-2502
       Richard A. Fenyes, Esq.
       Simpson Thacher & Bartlett LLP